UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

Roadrunner Transportation Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

76973Q105

(CUSIP Number)

Scott D. Rued
Lisa M. Costello	with a copy to:
HCI Equity Partners, L.L.C.	Scott A. Moehrke, P.C.
1730 Pennsylvania Avenue, NW,	Kirkland & Ellis LLP
Suite 525	300 N. LaSalle Street
Washington, DC 20006	Chicago, Illinois 60654
(202) 371-0150	(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76973Q105

1	Names of Reporting Persons Thayer Equity Investors V, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,369,930 (see item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,369,930 (see item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,369,930 (see item 4 and item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.5%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons HCI Equity Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,384,882 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,384,882 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,882 (See item 4 and item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 3.6%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons HCI Co-Investors III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,076 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,076 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,076 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons TC Sargent Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,392 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,392 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,392 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons TC Roadrunner-Dawes Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,345 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,345 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,345 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HC Equity Partners V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,369,930 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,369,930 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,369,930 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.5%

14	Type of Reporting Person* OO, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting TC Co-Investors V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,737 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,737 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,737 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Equity Management, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,737 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,737 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,737 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* PN, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Management III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,404,958 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,404,958 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,958 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 3.6%

14	Type of Reporting Person* PN, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Equity Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,801,625 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,801,625 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,801,625 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 20.3%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

This Amendment No. 5 hereby amends the Statement on Schedule 13D (the “Initial 13D”) previously filed on May 24, 2011, as amended by Amendment No. 1 previously filed on May 13, 2013, Amendment No. 2 previously filed on August 28, 2013, Amendment No. 3 previously filed on September 6, 2013 and Amendment No. 4 previously filed on August 20, 2015 (the “Schedule 13D”) by Thayer Equity Investors V, L.P. (“Thayer”), HCI Equity Partners III, L.P. (formerly known as Thayer | Hidden Creek Partners II, L.P.) (“Partners III”), HCI Co-Investors III, L.P. (formerly known as THC Co-Investors II, L.P.) (“Co-Investors III”), TC Sargent Holdings, L.L.C. (“TC Sargent”), TC Roadrunner-Dawes Holdings, L.L.C. (“TC Roadrunner”), HC Equity Partners V, L.L.C. (“HC Equity”), TC Co-Investors V, L.L.C. (“Co-Investors”), HCI Equity Management, L.P. (“HCI”), HCI Management III, L.P. (“HCI Management III”) and HCI Equity Partners, L.L.C. (“HCI Equity Partners”) (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Roadrunner Transportation Systems, Inc., a Delaware corporation (the “Issuer”) as indicated herein. Capitalized terms used but not defined in this Amendment No. 5 shall have the respective meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended to delete the following sentence: “Each of Scott D. Rued, Ivor J. Evans and Judy A. Vijums, each of whom is affiliated with one or more of the Reporting Persons, is on the board of directors of the Issuer.”

Item 4. Purpose of Transaction.

Item 4 is amended by deleting the last two paragraphs thereof and supplemented as follows:

On August 21, 2018, HCI Equity Partners and the Issuer entered into a non-disclosure agreement (the “NDA”) to enable HCI Equity Partners to receive certain information regarding one or more potential transactions involving the Company in connection with the Issuer’s previously announced evaluation of its financing alternatives.

Following the execution of the NDA, the Reporting Persons may engage in discussions with the Issuer’s management and members of the Issuer’s Board of Directors concerning one or more potential transactions of the Issuer, which discussions may include evaluating one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome or timing of any of the discussions referred to in this Schedule 13D or that the discussions will result in any transaction. The Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)                                 As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner within the meaning of Rule 13d-3 of the Exchange Act of shares of Common Stock as described below.

(i)            Thayer and HC Equity may be deemed to be the beneficial owners of 6,369,930 shares of Common Stock, or approximately 16.5% of the Common Stock outstanding. This number is comprised of 6,369,930 shares of Common Stock held directly by Thayer.

(ii)           Partners III may be deemed to be the beneficial owner of 1,384,882 shares of Common Stock, or approximately 3.6% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by Partners III.

(iii)          Co-Investors III may be deemed to be the beneficial owner of 20,076 shares of Common Stock, or 0.1% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by Co-Investors III.

(iv)          TC Sargent may be deemed to be the beneficial owner of 13,392 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of 13,392 shares of Common Stock held directly by TC Sargent.

(v)           TC Roadrunner may be deemed to be the beneficial owner of 13,345 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by TC Roadrunner.

(vi)          Co-Investors and HCI may be deemed to be the beneficial owners of 26,737 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by TC Sargent as described in paragraph (iv) above and by TC Roadrunner as described in paragraph (v) above.

(vii)         HCI Management III may be deemed to be the beneficial owner of 1,404,958 shares of Common Stock, or 3.6% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by Partners III as described in paragraph (ii) above and the shares of Common Stock held directly by Co-Investors III as described in paragraph (iii) above.

(viii)        HCI Equity Partners may be deemed to be the beneficial owner of 7,801,625 shares of Common Stock, or 20.3% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by Thayer as described in paragraph (i) above, the shares of Common Stock held directly by Partners III as described in paragraph (ii) above, the shares of Common Stock held by Co-Investors III as described in paragraph (iii) above, the shares of Common Stock held directly by TC Sargent as described in paragraph (iv) above, and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(b)                                 Each Reporting Person may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of shares of Common Stock as described below.

(i)            Thayer and HC Equity may be may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 6,369,930 shares of Common Stock, or approximately 16.5% of the Common Stock outstanding. This number is comprised of 6,369,930 shares of Common Stock held directly by Thayer. HC Equity’s investment committee makes investment decisions on behalf of HC Equity and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock. HC Equity’s investment committee decisions are made based on the affirmative consent of HCI Equity Partners and the majority of the votes of the investment committee members, who are: Daniel M. Dickinson, Scott D. Rued, Douglas P. McCormick and James J. Forese.

(ii)           Partners III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,384,882 shares of Common Stock, or approximately 3.6% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by Partners III.

(iii)          Co-Investors III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 20,076 shares of Common Stock, or 0.1% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by Co-Investors III.

(iv)          TC Sargent may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 13,392 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of 13,392 shares of Common Stock held directly by TC Sargent.

(v)           TC Roadrunner may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 13,345 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by TC Roadrunner.

(vi)          Co-Investors and HCI may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 26,737 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by TC Sargent as described in paragraph (iv) above and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(vii)         HCI Management III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,404,958 shares of Common Stock, or 3.6% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by Partners III as described in paragraph (ii) above and the shares of Common Stock held directly by Co-Investors III as described in paragraph (iii) above. HCI Management III’s investment committee makes investment decisions on behalf of HCI Management III and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock. HCI Management III’s investment committee decisions are made based on the affirmative consent of HCI Equity Partners and the majority of the investment committee members, who are: Daniel M. Dickinson, James J. Forese, Scott Gibaratz, Douglas P. McCormick, Daniel F. Moorse, Carl E. Nelson, Scott D. Rued and Judith A. Vijums.

(viii)        HCI Equity Partners may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 7,801,625 shares of Common Stock, or 20.3% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by Thayer as described in paragraph (i) above, the shares of Common Stock held directly by Partners III as described in paragraph (ii) above, the shares of Common Stock held by Co-Investors III as described in paragraph (iii) above, the shares of Common Stock held directly by TC Sargent as described in paragraph (iv) above, and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above. As the managing member of HC Equity and the general partner of HCI and HCI Management III, HCI Equity Partners exercises certain authority over the investment decision-making process of the other Reporting Persons through its board of directors, and, as a result, the directors may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock. The directors are Daniel M. Dickinson, Douglas P. McCormick and Scott D. Rued. Board actions generally must be approved by two of the three directors.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock.

(c)                                  None.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer..

Item 6 is supplemented as follows:

HCI Equity Management, L.P. and the Issuer terminated the Advisory Agreement on May 2, 2017.

Item 7. Material to be Filed as Exhibits.

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*

Exhibit A	-	Schedule 13D Joint Filing Agreement, dated August 22, 2018, by and among each of the Reporting Persons

Exhibit B	-	Sargent Merger Warrant**

Exhibit C	-	Junior Subordinated Note Warrant**

Exhibit D	-	Stockholders’ Agreement**

* Previously filed as an Exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on May 13, 2013.

** Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 24, 2011.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2018

Thayer Equity Investors V, L.P.

By:	HC Equity Partners V, L.L.C., its General Partner

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Partners III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Co-Investors III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Sargent Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Roadrunner-Dawes Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Co-Investors V, L.L.C.

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HC Equity Partners V, L.L.C.

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Management III, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Management, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Partners, L.L.C.

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned, being duly authorized, hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

Dated: August 22, 2018

Thayer Equity Investors V, L.P.

By:	HC Equity Partners V, L.L.C., its General Partner

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Partners III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Co-Investors III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Sargent Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Roadrunner-Dawes Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

TC Co-Investors V, L.L.C.

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HC Equity Partners V, L.L.C.

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Management III, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Management, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO

HCI Equity Partners, L.L.C.

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello
	Title:	Treasurer and CFO